Exhibit 99.1

Sinovac Comments on Antigua and Barbuda Court Decision Denying 1Globe Capital’s Claim; Current Board Was Validly Elected at Annual General Meeting

December 19, 2018 04:45 PM Eastern Standard Time

BEIJING--(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ:SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that the High Court of Justice of Antigua and Barbuda rejected the claim of 1Globe Capital LLC (“1Globe”) for a declaration that an alternative slate of directors had been elected at the Company’s Annual General Meeting in February 2018. The Court’s decision means that the current directors of the Company were validly elected at the Annual General Meeting held in February 2018 (“AGM”) and remain the directors of the Company.

In denying 1Globe’s claim, the Court found that a group of collaborating shareholders, including 1Globe, formed and executed a secret plan in advance of the AGM to take control of the Company in what appeared to be an ambush. The decision of the Court, which may be appealed within 42 days of the date of the ruling, concluded that by failing to provide advance notice of the plan to nominate an alternative slate of directors at the AGM, the group prevented other shareholders from receiving full, fair and plain disclosure and the ability to make an informed decision on the election of the Company’s directors.

“This High Court decision reaffirms that the current directors were rightfully elected at the Company’s Annual General Meeting and that a group of collaborating investors attempted to execute a secret plan to seize control of the company,” said Mr. Weidong Yin, Chairman, President and CEO of Sinovac. “The current directors continue to carry out their fiduciary duties to act in the best interests of the company and its shareholders.”

In addition, the Antigua High Court declared that the Shareholder Rights Agreement adopted by Sinovac’s Board of Directors (“Rights Agreement”) is valid under Antigua law. According to the Rights Agreement, if a triggering event occurs, the shareholders responsible for the triggering event will have their shareholdings diluted significantly.

The board of directors and management of Sinovac continue to execute their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world and create shareholder value.

The Antigua High Court decision, dated December 19, 2018, is publicly available as part of claim ANUHCV 2018/0120 in the Eastern Caribbean Supreme Court in the High Court of Justice of Antigua and Barbuda and will be posted on Sinovac’s website.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, disruptions to our operations, the results of any pending litigation, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Investors:
Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR
Bill Zima
Tel: +1-646-308-1707
Email: william.zima@icrinc.com

Media:
Abernathy MacGregor
Sheila Ennis
Tel: +1-415-745-3294
Email: sbe@abmac.com

China Media:
ICR
Edmond Lococo
Tel: +86-10-6583-7510
Email: Edmond.Lococo@icrinc.com